                                   EXHIBIT 5.1


October 2, 2000

Cerus Corporation
2525 Stanwell Drive, Suite 300
Concord, CA 94520

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Cerus Corporation (the "Company") of a Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission covering the offering for resale of 1,200,000 shares of the Company's common stock (the "Shares"), with a par value of $0.001, issued in connection with the Purchase Agreement by and between the Company and Janus Investment Fund on behalf of its series Janus Global Life Sciences Fund and Janus Venture Fund, each dated August 25, 2000 (the "Purchase Agreements").

In connection with this opinion, we have examined the Registration Statement, the Company's Certificate of Incorporation and Bylaws, as amended, the resolutions adopted by the Board of Directors of the Company on August 24, 2000, and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares have been validly issued, fully paid and nonassessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption "Legal Matters" in the Prospectus included in the Registration Statement.

Sincerely,

Cooley Godward LLP

/s/ Andrea Vachss

Andrea Vachss